UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Baldor Electric Company

(Name of Subject Company)

Baldor Electric Company

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

(479) 646-4711

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Baldor Electric Company (the “Company”) by ABB Ltd (“ABB”) pursuant to the terms of an Agreement and Plan of Merger, dated November 29, 2010, by and among the Company, ABB and Brock Acquisition Corporation, a wholly owned subsidiary of ABB:

(i)	joint press release, issued by the Company and ABB;

(ii)	form of letter to be sent to Company customers;

(iii)	letter to Company employees from Joe Hogan and Ulrich Spiesshofer;

(iv)	letter to Company employees from John McFarland and Ron Tucker;

(v)	shareholder frequently asked questions;

(vi)	transcript of video address by Joe Hogan; and

(vii)	transcript of video address by Ulrich Spiesshofer.

In addition, the information set forth under Items 1.01, 5.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 30, 2010 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Investors and Company shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd – Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH-8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all Company shareholders free of charge at www.baldor.com or by contacting Baldor Electric Company at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

Safe Harbor for Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in these materials (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on the Company’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of the Company’s most recent Form 10-Q and Part I, Item 1A of the Company’s most recent Form 10-K, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, to distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

[PRESS RELEASE]

Press Release

ABB to acquire Baldor Electric Company to become a global leader in industrial motion

•	Agreed transaction: ABB and Baldor announce a recommended offer for ABB to acquire Baldor for $63.50 per share, an overall transaction value of $4.2 billion, including net debt of $1.1 billion.

•

In line with ABB’s strategy: establishes ABB as a leader in the multibillion dollar North American industrial motors business and a global leader for movement and control in industrial applications (industrial motion).

•	Highly complementary portfolios: combination of Baldor’s leading position in North American motors and ABB’s global leading position in drives and motors.

•

Creates growth: this acquisition will enable ABB to penetrate the North American industrial market by using Baldor’s strong North American market access; will allow Baldor to expand globally by using ABB’s distribution network abroad.

•	Right time: additional growth for energy efficient motors and drives through the upcoming implementation of new energy efficiency regulations in the US and other markets.

•	Continuity: ABB retains Baldor management and brand. Fort Smith remains the headquarters for Baldor, and becomes the headquarters for the combined motor and generator business for North America.

•	Significant synergies: more than $100 million annual cost synergies and significant global revenue synergies of at least the same amount expected.

•	Value creating: transaction expected to be earnings accretive in year one.

Zurich, Switzerland, and Fort Smith, Arkansas, USA, Nov. 30, 2010 – ABB (NYSE: ABB), the leading power and automation technology group, and Baldor Electric Company (NYSE: BEZ), a North American leader in industrial motors, have agreed that ABB will acquire Baldor in an all-cash transaction valued at approximately $4.2 billion, including $1.1 billion of net debt.

Under the terms of the definitive agreement, which has been unanimously approved by both companies’ Boards of Directors, ABB will commence a tender offer to purchase all of Baldor’s outstanding shares for $63.50 per share in cash. The transaction represents a 41 percent premium to Baldor’s closing stock price on Nov. 29, 2010. The Board of Directors of Baldor will recommend that Baldor shareholders tender their shares in the tender offer. The deal is expected to close in the first quarter of 2011.

The transaction closes a gap in ABB’s automation portfolio in North America by adding Baldor’s strong NEMA motors product line and positions the company as a market leader for industrial motors, including high-efficiency motors. Baldor also adds a growing and profitable mechanical power transmission business to ABB’s portfolio.

The transaction will substantially improve ABB’s access to the industrial customer base in North America, opening opportunities for ABB’s wider portfolio including energy efficient drives and complementary motors. This move comes at a time when regulatory changes in the US and other parts of the world will accelerate demand for energy efficient industrial motion products. The acquisition will strengthen ABB’s position as a leading supplier of industrial motion solutions, and will also enable ABB to tap the huge potential in North America for rail and wind investments, both of which are expected to grow rapidly in coming years.

“Baldor is a great company with an extremely strong brand in the world’s largest industrial market,” said Joe Hogan, ABB’s CEO. “Baldor’s product range and regional scope are highly complementary to ours and give both companies significant opportunities to deliver greater value to our customers.”

Press Release

John McFarland, Chairman of the Board and CEO of Baldor, commented: “Our Board of Directors believes this transaction is in the best interest of our shareholders, our employees and our customers. It demonstrates the value our employees have created and the strength of our brand and products in the global motors industry. We are excited about the opportunity to join ABB’s worldwide family as we have always respected ABB. We are very pleased that ABB will locate its motor and generator business headquarters for North America in Fort Smith and we are confident that the combined global platform will be well positioned to capitalize on meaningful growth opportunities in the future.” John McFarland will stay with the combined business to support a successful integration.

“ABB is well known in the marketplace for premium, innovative and advanced products. We have respected them as both a market participant and a value-added supplier for many years,” said Ron Tucker, Baldor’s current President and COO, and CEO designate. Ron Tucker will run Baldor including the mechanical power transmission products business and ABB’s motor and generator business in North America after the transaction is completed.

Baldor is based in Fort Smith, Arkansas, and is a leading supplier in the large North American industrial motors industry. In addition, Baldor offers a broad range of mechanical power transmission products such as mounted bearings, enclosed gearing and couplings – used primarily in process industries – as well as drives and generators. The Baldor drives business will be combined with the larger ABB drives business to achieve even further penetration of this important product line.

Baldor employs approximately 7,000 people and reported an operating profit of $184 million on revenue of $1.29 billion in first nine months of 2010. This represents an increase of 30% in operating profit and 11% in revenue over the comparable period in 2009.

The US market for high-efficiency motors is expected to grow 10 to 15 percent in 2011 on the back of new regulations, effective in December this year. Similar regulations in Canada, Mexico and in the European Union are expected in 2011.

“ABB and Baldor will be able to offer our North American and global customers an unparalleled range of high-efficiency industrial products and services to help them meet their new demands,” said Ulrich Spiesshofer, Executive Committee member responsible for ABB’s Discrete Automation and Motion division, into which Baldor’s business will be integrated alongside the existing Motors and Generators business. We expect to achieve over $200 million in annual synergies by 2015, consisting of more than $100 million annual cost synergies and at least the same global revenue synergies. We estimate two-thirds of these synergies will be realized by 2013. We intend to build on Baldor’s excellent North American position to sell energy efficient drives, larger motors and generators. Together, we will accelerate the expansion of Baldor’s mechanical power transmission product portfolio into the global process automation market using ABB’s strong channels in this sector.”

“We are deeply impressed by the skill and passion of the Baldor team and their excellent customer relationships,” Spiesshofer said. “The strength of Baldor’s people and executive team, which will continue under the new ownership, will play a key role in our mutual success.”

Under the terms of the merger agreement, the transaction is structured as a cash tender offer to be followed as soon as possible by a merger. The tender offer is expected to commence in December and is subject to customary terms and conditions, including the tender of at least two-thirds ( 2/3) of Baldor’s shares on a fully diluted basis, and regulatory clearance.

Citi served as financial advisor to ABB and UBS Investment Bank served as financial advisor to Baldor.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Baldor Electric Company (NYSE: BEZ) markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. Baldor employs approximately 7,000 people and is headquartered in Fort Smith, Arkansas, USA.

Press Release

More information

ABB and Baldor will host an analyst, investors and media conference call starting at 09:00 a.m. Central European Time (CET). UK callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 62 33 (UK), +41 91 612 43 30 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 19102, followed by the # key. A podcast of the call will be available on www.abb.com/news.

A further conference call for US analysts, investors and media is scheduled to begin today at 4:00 p.m. CET (3:00 p.m. in the UK, 10:00 a.m. EDT). Callers should dial +1 (1) 866 291 41 66 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours commencing one hour after the conference call. Playback numbers: +1 866 416 25 58 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 17898, followed by the # key. A podcast of the call will be available on www.abb.com/news.

Pictures are available at www.abb.com/news

For more information please contact:

ABB Media Relations:	ABB Investor Relations:	Baldor Media Relations
Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Tracy Long
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	+1 479 648 57 69
Tel: +41 43 317 6568	investor.relations@ch.abb.com	Jason W. Green
media.relations@ch.abb.com		+1 479 649 51 88
(Fort Smith, USA)

Press Release

ABB Forward-Looking Statement

This press release contains “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Baldor Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in this press release (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on Baldor’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of Baldor’s most recent Form 10-Q and Part I, Item 1A of Baldor’s most recent Form 10-K, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of Baldor’s shareholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Baldor’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Baldor, including the solicitation/recommendation statement on Schedule 14D-9 to be filed by Baldor. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, Baldor undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Baldor Acquisition Corporation, to file a tender offer statement on Schedule TO with the US Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH -8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.BALDOR.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

[LETTER TO CUSTOMERS]

Your Name, Your Title Baldor Electric Company Street Address City, State Zip Phone Number Fax Number www.baldor.com

November 30, 2010

Dear                     ,

As you may already know, ABB and Baldor announced their intention to combine, with ABB buying Baldor through a tender offer for all of Baldor’s stock. This merger of two companies with complementary strengths is extremely compelling, and will create a stronger supplier with broader and better product offerings to serve you. Baldor’s strengths with its NEMA motor line, mechanical power transmission products, and generators coupled with ABB’s drives and non-NEMA motors will result in one of the broadest industrial motion portfolios available today. By combining the two companies’ complementary strengths and sales organizations, we believe that this transaction will make both ABB’s and Baldor’s product lines even more attractive.

Both companies share a passion for excellence and are committed to preserving the unique strengths of each team and learning from each others’ best practices. Your satisfaction will remain our highest priority and I can assure that both ABB and Baldor share an absolute commitment to customer service and that commitment will remain unchanged.

In the coming weeks, we will be working diligently with the regulatory authorities to ensure quick approval which we expect will happen during the first quarter of 2011. After the transaction is completed, the North American ABB motor and generator headquarters will be moved to Baldor in Fort Smith, Arkansas. Until the transaction is closed, the companies must remain separate and independent. For ABB’s products, you will continue to be working with ABB’s current sale representatives.

We value our relationship with you and look forward to continuing to serve you into the future. Thank you for your continued support.

Best regards,

Your Name Title Department

Additional Information

The tender offer described in this letter has not yet commenced, and this letter is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd—Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH -8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.baldor.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

“To be the best as determined by our customers”

[HOGAN/SPIESSHOFER LETTER TO EMPLOYEES]

Message from Joe Hogan and Ulrich Spiesshofer for Baldor employees

Today, we’re very excited about the announcement that ABB and Baldor intend to join forces and create a truly formidable force in our industry – a global leader in industrial motion. This is a fantastic opportunity for both of our companies to bring together the significant talents and experiences of our respective businesses and to capture the vast growth opportunities that exist in our ever changing markets. We are really delighted that John, Ron and the executive team have given us the opportunity to address you today.

This news has probably come as a surprise to all of you, and we hope as you learn more about ABB as a business and an employer, you will be as excited and enthusiastic about the news as we all are. Your highly skilled team, your great products, your strong sales channels and customer access and your energy will be wonderful assets for ABB as we move forward in this area. We want to assure you that our intention is to build together on what you have created and to further enhance it.

The driver of this merger is growth. In brief, you are a fantastic company. Our two companies are very complementary: your leading position in motors and mechanical power transmission in North America complements our strong LV and MV drives portfolio, your leading position in the NEMA motor market complements our own in the IEC market, and your strong market access, market presence and reputation in the North America region complement ours in other parts of the world. In fact, when our two companies join forces, Baldor will become the cornerstone of our motors and generators operations in North America, where we would like to become even stronger and better established.

As part of ABB, you will have access to a large drives portfolio that will allow you to offer more complete industrial motion solutions, and our global network will help you sell more mechanical transmission products and NEMA motors outside North America.

As a brief introduction, ABB, which is headquartered in Zurich, Switzerland, is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We employ about 117,000 people in around 100 countries and have been in business for almost 120 years.

We have five business divisions – Power Products, Power Systems, Low Voltage Products, Process Automation, and Discrete Automation and Motion. All of our divisions are focused on very exciting and innovative projects in energy efficiency, grid reliability and industrial productivity. Baldor will become part of Discrete Automation and Motion, as this is where our existing drives and motors business fits, and so will be the best place within ABB for your continued growth and success.

Your skills and expertise, whether they are in manufacturing and production, engineering, service, sales or marketing, will be the most important driver in helping us to grow collectively and to make this merger successful.

One of the first things we will do is move our Motors and Generators headquarters for North America to Fort Smith and we are absolutely delighted that John, Ron and the executive team will continue and contribute to our joint success.

We see that it has taken years of hard work to build the Baldor brand and to establish a strong sales organization and enviable business model and this is something that you can be very proud of. We will maintain these valuable assets, as they resonate strongly with customers and are key differentiators in the marketplace. They are certainly platforms that we want to make more of.

ABB is an agile, dynamic and modest company. You’ll find warmth, acceptance and openness across the entire organization and we hope you will be able to experience this in due course.

ABB is truly multi-cultural, with a fantastic team and great technologies. We have a strong heritage of technology innovation and a pioneering spirit which creates a unique and compelling culture. When you meet your ABB colleagues, we know that you will find them as passionate and entrepreneurial as you are.

Even though we are different in size, we are very similar in terms of our culture. ABB’s basic values of respect, responsibility and determination, are ones which we have found to be alive and strong in Baldor, and we certainly share the values that make up the Baldor culture. This will of course make growing together easier, but beyond that, people and culture are extremely important to us, as we believe that a company’s success reflects only the many successes of its team.

The Baldor and ABB executive teams are excited to close the deal and we will keep you informed of next steps. If and when the deal is approved by the regulatory authorities, our goal is to integrate Baldor into the ABB Group in a way that preserves everything that has made you strong.

Since Baldor was founded, you have worked hard to become a leader in your field. Your success reflects great potential for the future. We are extremely keen to join forces with Baldor and together rise to the next level of success. ABB is a strong, secure and exciting company to work for and we are confident that by becoming part of the ABB Group, there will be new successes for all of us to enjoy.

We look forward to communicating additional milestones along the path toward successfully closing this transaction.

Joe Hogan CEO	Ulrich Spiesshofer EC member responsible for Discrete Automation and Motion

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Investors and Company shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd – Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH-8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all Company shareholders free of charge at www.baldor.com or by contacting Baldor Electric Company at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

[MCFARLAND/TUCKER LETTER TO EMPLOYEES]

To all Baldor employees from John McFarland and Ron Tucker

Early this morning, we announced that Baldor signed an agreement to become part of the ABB company of Zurich, Switzerland. ABB is among the world’s leading manufacturers of industrial electric motors and produces motors that range from  1/4 HP up to 100,000 HP. They have a small presence in the United States and Canada in electric motors, whereas Baldor has a small presence in most countries outside the United States and Canada. ABB has motor plants in Europe and Asia, but does not have any motor plants in the United States, Canada or Mexico. ABB is a leading provider of drives, an area of business where Baldor is very small. It produces a broad range of low and medium voltage drives in Europe, Asia and the United States. ABB is a strong, well-established, diversified company run by people we believe are good and honest. Being part of ABB will be good for Baldor and good for Baldor’s customers and employees.

For the time being, until the transaction is closed, ABB and Baldor must remain separate and independent companies. Upon completion of the acquisition, which is the largest one ABB has ever made, Fort Smith will become the North American headquarters for the Baldor and ABB motor and generator business and the Baldor mechanical power transmission business. Both of us will continue with Baldor – Ron will manage the combined business and John will play a key role in the integration of the North American business. We will also continue to operate under the Baldor name and the Baldor brands will be maintained. Like we do today, we will take care of our North American customers from our North American plants, and we will also offer them ABB products we don’t currently make.

ABB has a large presence internationally and we expect this to help increase our business overall. Together, we will accelerate the growth of our international business through new and existing channels of distribution.

Going forward, after the closing, we plan to combine our drives business with ABB and Baldor will co-manage this business. ABB also makes generators, but not gen sets like we do so our generator business will continue as is.

ABB does not have a mechanical power transmission business, which is one of Baldor’s strengths. ABB is excited about the addition of this growing and profitable business to its overall business portfolio. ABB also plans to support expansion of our mechanical power transmission business into the global automation industry using ABB’s strong channels in this sector.

We think the combination of Baldor and ABB is a great opportunity for both companies and for our customers in the United States and elsewhere. It will make Baldor a much stronger company and helps to provide us with an extra level of job security.

Within the next few days ABB will launch a “tender offer” for all shares of Baldor stock. They will offer to buy your stock at a price of $63.50 per share. Soon after, we will give you instructions on what you need to do to exchange the stock you own – outright, in your profit sharing and savings plan or that you have options for – for cash at $63.50 per share. This transaction will increase the value of the stock Baldor employees own by approximately $150 million.

We know you will have many more questions as the days and weeks go by so we will post a series of questions and answers on MyBaldor.com and throughout your facility. Feel free to ask your Manager, Plant Manager or your Human Resources Manager any questions that you feel haven’t been answered. If we don’t know the answer, we’ll work to get you one as soon as possible.

For many of you, this transaction will contribute to a more secure retirement. For all of us, this transaction helps secure our future. We will become an important part of a good company and we will not see many changes in our culture. Again, this transaction is good for our company and good for you.

Thank you for what you do for our customers and for each other. Always remember that taking care of customers is the source of job security for all of us. During this transition period, we must continue to remain committed to producing quality products and providing excellent customer service.

Best regards,

John McFarland	Ron Tucker
Chairman and Chief Executive Officer	President and Chief Operating Officer

Additional Information

The tender offer described in this letter has not yet commenced, and this letter is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd—Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH -8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.baldor.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

[SHAREHOLDER FAQ]

Baldor Shareholder FAQ

Question 1	Who is offering to buy my shares?

Answer	ABB Ltd. has agreed to commence an offer to purchase all of the outstanding shares of common stock of Baldor (the “Offer”). ABB is a corporation organized under the Laws of Switzerland, and is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB operates in around 100 countries and employs about 117,000 people.

Question 2	How many Shares will ABB offer to purchase in the Offer?

Answer	ABB will offer to purchase all of the outstanding shares of Baldor’s common stock on the terms and conditions to be described in tender offer materials (the “Offer to Purchase”) that will be distributed to all Baldor shareholders shortly.

Question 3	Why has ABB agreed to make the Offer?

Answer	ABB agreed to make the Offer in order to acquire control, and ultimately all equity interests, of Baldor. If ABB consummates the Offer, ABB will be required to complete a merger (the “Merger”) that will result in all shares of Baldor common stock being cancelled and converted into the right to receive the same cash consideration as being offered in the Offer (other than shares held by holders who elect to exercise appraisal rights under Missouri law). Upon consummation of the Merger, Baldor will become a wholly-owned subsidiary of ABB Ltd.

Question 4	How much and in what form of payment will ABB offer to pay?

Answer	ABB has agreed to offer to pay $63.50 per share of Baldor common stock, in cash.

Question 5	Is there an agreement governing the Offer?

Answer	Yes. Baldor and ABB entered into an Agreement and Plan of Merger (the “Merger Agreement”) that requires ABB to commence the Offer and, if completed, consummate the Merger as described above.

Question 6	What do I need to do now?

Answer	ABB is required to commence the Offer by Wednesday, December 8, at which time you will be sent a formal document referred to as “The Offer to Purchase”. You will have until the deadline specified in the Offer to Purchase to decide whether to tender your shares of Baldor common stock, which deadline initially will be January 10, 2011. The deadline for tendering your shares may be extended if conditions to ABB’s obligation to consummate the Offer have not been satisfied as of the initial or subsequently extended deadline. There is nothing you need to do prior to receiving the Offer to Purchase, and the Offer to Purchase will describe the specific procedures you need to follow in order to tender your shares (if you choose to tender).

Question 7	What does the Baldor Board recommend?

Answer	After careful consideration, the Baldor Board unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of Baldor. The Baldor Board unanimously recommends that shareholders of Baldor accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.

Question 8	What are the most significant conditions to the Offer?

Answer	The Offer will be conditioned upon, among other things:

i. At least 2/3 of Baldor’s common shares shall have been tendered and not withdrawn.

ii. Required regulatory approvals shall have been obtained.

iii. No law or order shall have been adopted or issued making the Offer or the Merger illegal or restricting in any material respect Parent’s ownership or operation of Baldor.

iv.     Baldor’s representations and warranties in the Merger Agreement shall not have become materially inaccurate and Baldor shall not have breached its obligations under the Merger Agreement in any material respect.

The offer also will be subject to other conditions.

Question 9	Is ABB’s financial condition relevant to my decision to tender in the Offer?

Answer	We do not think that ABB’s financial condition is relevant to your decision whether to tender your shares of Baldor common stock and accept the Offer because:

i. the Offer is being made for all outstanding shares solely for cash;

ii. if ABB consummates the Offer, ABB will acquire all remaining shares for the same cash price in the Merger; and

iii. ABB’s net cash position is sufficient to purchase all shares tendered pursuant to the Offer.

Question 10	Upon the successful consummation of the Offer, will Baldor continue as a public company?

Answer	No. Following the purchase of Baldor shares in the Offer, ABB likely will immediately consummate the Merger. If the Merger takes place, Baldor will no longer be publicly owned. Even if for some reason the Merger does not take place but ABB purchases all of the tendered shares, then there may be so few remaining shareholders and publicly held shares that Baldor common stock will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the common stock of Baldor, and Baldor, may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies.

Question 11	If ABB does not complete the Offer, will it nevertheless complete the Merger?

Answer	No. If ABB does not complete the Offer, there is no requirement for ABB to cause the Merger to be effected.

Question 12	If I decide not to tender, how will the Offer affect my shares?

Answer	If the Merger is consummated, then shareholders not tendering their shares in the Offer will receive the same amount of cash per share that they would have received had they tendered their shares in the Offer, subject to any appraisal rights properly exercised under Missouri law. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you may be paid earlier if you tender your shares and that no appraisal rights will be available.

Question 13	What is the market value of my Shares as of a recent date?

Answer	On November 29, 2010, the last trading day before ABB announced the Offer, the last sale price of the common stock of Baldor reported on the NYSE was $45.11 per share.

Question 14	Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Answer	No.

Question 15	If I tender my Shares, when and how will I get paid?

Answer	If the conditions to the Offer as described above and set forth in Offer to Purchase are satisfied or waived and ABB consummates the Offer and accepts your shares for payment, ABB will pay you an amount equal to the number of shares you tendered multiplied by $63.50 in cash promptly following expiration of the Offer.

Question 16	What is the Top-Up and when could it be exercised?

Answer	If ABB and any of its affiliates acquire at least 90% of the outstanding shares of Baldor common stock, including through exercise of the Top-Up, ABB will complete the Merger through the “short form” procedures available under Missouri law. Baldor has granted to ABB an irrevocable right (which we refer to as the “Top-Up”), which ABB shall exercise immediately following consummation of the Offer, if necessary, to purchase from Baldor the number of shares that, when added to the shares already owned by ABB or any of its subsidiaries following consummation of the Offer, constitutes one share more than 90% of the then outstanding shares.

Question 17	What are the United States federal income tax consequences of the Offer and the Merger?

Answer	The receipt of cash by you in exchange for your shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes.

Question 18	Can I sell my shares in the market rather than sell them in the tender offer? And if so, do I still get $63.50 per share?

Answer	Yes, Baldor shareholders may sell shares in the market at any time, subject only to limitations on trading by Baldor insiders who have material nonpublic information and Section 16 reporting requirements. The price you receive will be whatever the trading price is at the time you sell.

Question 19	Who should I talk to if I have additional questions about the Offer?

Answer	The Offer to Purchase will specify contact information for persons you can call if you have questions about the Offer.

Question 20	Can Baldor shareholders also get shares in ABB instead of cash?

Answer	No, ABB will purchase all outstanding Baldor shares for cash. If former Baldor shareholders want to remain shareholders in ABB they can buy ABB shares in the form of ADRs traded on the NYSE.

Question 21	What will happen to my stock options in the Offer?

Answer	Upon consummation of the Merger, each option to purchase shares of Baldor common stock, whether vested or unvested, shall either be converted into a fully-vested option to acquire ADRs of ABB or, if the holder of such option elects in writing, be cancelled in exchange for a cash payment equal to the amount payable in respect of the shares underlying such option less the aggregate strike price for such option.

Question 22	What will happen to my restricted stock units in the Offer?

Answer	Upon consummation of the Merger, each restricted stock unit of Baldor, whether vested or unvested, shall be converted into the right to receive a cash payment equal to the amount payable in respect of the shares underlying such restricted stock unit (subject to the terms of any existing deferral arrangement with respect to such restricted stock unit).

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd—Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH -8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.BALDOR.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

[HOGAN TRANSCRIPT]

Hi, I’m Joe Hogan, the CEO of ABB. I want to welcome Baldor and Baldor employees to the ABB team. I can’t tell you how excited I am about Baldor and coming together with ABB and what that means for us, both in the North American marketplace, and for us globally too.

I’ve known Baldor for a number of years, I used to compete in the discrete automation and motion market in the United States. I spent several years with General Electric, and believe me, I’ve carried a huge amount of respect for your business and your leadership team over a number of years. I want to ensure you as you go through this that we want to preserve your culture. We have five strategic imperatives within ABB, and two of those Baldor represents so well.

One is a balance of cost and growth. You’ve done a wonderful job over the years of running your very lean organisation and focusing on how you can grow, and secondly we have one of our strategic imperatives, is external focus. That means looking at markets, understanding customers, really gearing your entire organisation towards the marketplace. I’ve never seen a better example than what Baldor does, is focus on markets and focus on customers, and we certainly want to preserve that part of your culture.

From a leadership standpoint I can’t tell you how impressed I’ve been with both John and Ron during this process. I’ve been through a number of transactions in my life like this. I can tell you one thing I look for is an unselfish leadership team, and I can tell you that both John and Ron through this whole process thought about you, about Baldor and what was good for Baldor overall, not about themselves. And that’s so important, it speaks so loudly and positively of your leadership team, and it shows that by bringing the teams together this is truly a great opportunity for both organisations.

I think most of you might know by now that I’m an American and I grew up in Pittsburgh, and I can tell you in Zurich there’s no one here that knows what a razorback is. But I can tell you over the last 12 months of working with both John and Ron on this I’ve become even a razorback fan, and I’m sure in Zurich they’re going to understand what a razorback is, and you’ll have many more razorback fans here in the next several months.

So I’m excited, I hope you can feel that through this video, this means so much for us, it’s going to significantly enhance our capability in the United States. I guess everyone today knows that we make this announcement but there’s several process steps that have to take place from a tender offer in the closing process, and so we anticipate that we’ll be able to close the merger of Baldor and ABB within the first quarter of 2011. Now we have to make sure that we keep our legal distances as we have to in this kind of process, but we’re all excited to bring ABB and Baldor together, and what that’s going to mean from a growth standpoint, and what that’ll mean to our customers out there. So we look forward to working together with you.

[SPIESSHOFER TRANSCRIPT]

Hi everybody at Baldor. My name is Ulrich Spiesshofer, I run the global discrete automation and motion business in ABB. Today we are all very excited about the potential combination between Baldor and ABB, between Baldor and the discrete automation and motion business. Together we have the opportunity to create a global leader in industrial motion.

We will create a strong growth story, this growth story will be built around your offering and our offering combined in the key markets of the world. What we will do is we will leverage your channels which you have built very successfully and provide the entire offering of ABB into these channels, into Baldor, into your sales force. What we also will do is we will drive together global expansion. Our global access to distribution, our global access to customers, in minerals, in mining, in metals, in other industries, it will be a very good platform to take your motors business and your mechanical power and transmission business to the next levels. The combination of new and existing smaller drives business with our global market leading position in low voltage drives, will be extremely powerful and we are convinced that we can create a lot of additional growth in North America and globally if we work together on that one.

I’ve studied very careful your little booklet on values and how you run the company. I share the value and I’m really excited to learn more about the way you run the company. As far as we understand at the moment we have very, very common beliefs. The value formula you have created, which is all centred around customers, is one that we are very excited about and want to use together to drive the next level of growth.

I am very, very happy that John and Ron both have agreed to stay with the company. I look forward to work with both of them to make the story the success that we all want it to be. In North American Ron Tucker will run the combined business. Ron will run the Baldor as it stands today, plus the ABB motors and generators offering which we will integrate into the Baldor offering in North America. Ron will run Baldor out of Fort Smith which will stay the headquarters, and we will move the responsibility for our motors and generators to Fort Smith in Arkansas.

You have worked very hard to build a number one brand in motors and generators in the US. We will maintain this brand and we will work with you to strength it even further. We also intend to keep a very strong operational platform and IT platform. We admire your operational strength and execution the way you serve a customer, how fast you are; you have done a great job and we want to use this very strongly.

On the IT side we will leverage what Mark Shackleford and his team have built together, to ensure that we are keeping the high momentum that you have. So together we’ll make this a growth story, together we will make this a success. I look very much forward to working with you.